UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*

Odonate Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

676079106
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC
4747 Executive Drive, Suite 510
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 6, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 676079106	13D	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,202,338
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,202,338
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,202,338
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 45.4%
14	Type of Reporting Person PN

CUSIP NO. 676079106	13D	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,202,338
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,202,338
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,202,338
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 45.4%
14	Type of Reporting Person OO

CUSIP NO. 676079106	13D	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,202,338
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,202,338
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,202,338
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 45.4%
14	Type of Reporting Person IN

Item 1. Security and Issuer

This Statement on Schedule 13D (the “Statement” or “Schedule 13D”) relates to the common stock, par value $0.01 (the “Common Stock”), of Odonate Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4747 Executive Drive, Suite 510, San Diego, CA 92121.

Item 2. Identity and Background

This Statement is being jointly filed in accordance with the Joint Filing Agreement attached hereto as Exhibit 1 on behalf of the following individuals and entities (each, a “Reporting Person” and collectively, “Reporting Persons”), pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended:

Tang Capital Partners, LP
Tang Capital Management, LLC
Kevin C. Tang

Information Regarding Each Reporting Person

Tang Capital Partners, LP

The business address of Tang Capital Partners, LP is:

4747 Executive Drive, Suite 510
San Diego, CA 92121

Tang Capital Partners, LP is a limited partnership engaged in capital management.

Tang Capital Management, LLC

The business address of Tang Capital Management, LLC is:

4747 Executive Drive, Suite 510
San Diego, CA 92121

Tang Capital Management, LLC is a limited liability company that is the general partner of Tang Capital Partners, LP.

Kevin C. Tang

The business address of Kevin C. Tang is:

4747 Executive Drive, Suite 510
San Diego, CA 92121

Mr. Tang is the manager of Tang Capital Management, LLC. Mr. Tang is also the Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

Information Regarding Legal Proceedings

To the knowledge of the Reporting Persons, no individual or entity identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship

Tang Capital Partners, LP is a Delaware limited partnership. Tang Capital Management, LLC is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons have expended an aggregate of approximately $77,000,000 to purchase 12,202,338 shares of the Issuer’s Common Stock. Such purchases were effected in private placements, privately negotiated transactions and the Issuer’s initial public offering, which closed on December 11, 2017. The Common Stock was acquired in the ordinary course of business. Subject to the following paragraph, Tang Capital Partners, LP used its own funds for the purchases, none of which were borrowed or otherwise obtained from any other source.

Tang Capital Partners, LP maintains commingled margin accounts with various financial institutions, which may extend margin credit to Tang Capital Partners, LP as and when required, to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since multiple different securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4. Purpose of Transaction

The Reporting Persons are engaged in the investment business. The purpose of the acquisition of the shares of the Issuer’s Common Stock is for investment, and the acquisitions of such stock were made in the ordinary course of the Reporting Persons’ businesses and were not made for the purpose of acquiring control of the Issuer. The Reporting Persons may take such actions in the future with respect to their investment in the Issuer as they deem advisable including, without limitation, purchasing additional shares and/or otherwise changing their intention with respect to the matters referred to in Item 4 of Schedule 13D. Such actions will depend upon various factors including, without limitation, the Issuer's financial and strategic direction and position, the price performance of the Issuer's shares, general conditions in the Issuer's industry, the economy and the securities markets and the availability of other investment opportunities. Mr. Tang is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. As a result, Mr. Tang regularly has discussions with other members of management, other directors and other stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer’s operations and financial condition or strategic transactions.

Except as set forth herein, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)          Amount beneficially owned and percentage of class:

Tang Capital Partners, LP	12,202,338 shares, representing 45.4% of the class
Tang Capital Management, LLC	12,202,338 shares, representing 45.4% of the class
Kevin C. Tang	12,202,338 shares, representing 45.4% of the class

Tang Capital Partners, LP is the beneficial owner of 12,202,338 shares of the Issuer’s Common Stock. Tang Capital Partners, LP shares voting and dispositive power over such shares of Common Stock with Tang Capital Management, LLC and Kevin C. Tang. Subject to the arrangements described in Item 6 of this Statement, the shares reported as beneficially owned by the Reporting Persons include a total of 154,285 shares of Common Stock that are held of record by Odonate Holdings, LLC (“Holdings”). Holdings has granted a proxy to Tang Capital Partners, LP giving Tang Capital Partners, LP the authority to vote such shares.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the shares of the Issuer’s Common Stock owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang, as the manager of Tang Capital Management, LLC, may be deemed to beneficially own the shares of the Issuer’s Common Stock beneficially owned by Tang Capital Partners, LP. Kevin C. Tang shares voting and dispositive power over such shares with Tang Capital Partners, LP and Tang Capital Management, LLC. Mr. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

(b)          Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	0 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	12,202,338 shares
Tang Capital Management, LLC	12,202,338 shares
Kevin C. Tang	12,202,338 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	0 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	12,202,338 shares
Tang Capital Management, LLC	12,202,338 shares
Kevin C. Tang	12,202,338 shares

(c)          The Reporting Persons have engaged in the following transactions in the Issuer’s Common Stock during the last 60 days:

Entity	Transaction	Trade Date	Shares	Price/Share

Tang Capital Partners, LP	Purchase	December 7, 2017	1,291,666	$24.00

(e)          N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the relationships described in Item 5(a) of this Statement.

The Reporting Persons have entered into a Joint Filing Agreement. See Item 2.

The shares reported as beneficially owned by the Reporting Persons include a total of 154,285 shares of Common Stock that are held of record by Holdings. Holdings has granted a proxy to Tang Capital Partners, LP giving Tang Capital Partners, LP the authority to vote such shares. The irrevocable proxy terminates upon the distribution of the shares subject to the irrevocable proxy to Tang Capital Partners, LP or the written agreement of the parties. The foregoing description is only a summary and is qualified in its entirety by reference to the complete text of the proxy, the form of which is filed as Exhibit 2 hereto.

Any of the Reporting Persons may from time to time acquire or dispose of Issuer securities. Such acquisitions or dispositions may be made in the open market or in privately negotiated transactions.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement

Exhibit 2:	Form of Irrevocable Proxy

*          *          *

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

December 18, 2017

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01, of Odonate Therapeutics, Inc., and that this Agreement be included as an Exhibit to such joint filing. The Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 18th day of December, 2017.

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang

EXHIBIT 2

IRREVOCABLE PROXY

This Irrevocable Proxy (this “Proxy”), dated as of December 5, 2017 (the “Effective Date”), is granted by Odonate Holdings, LLC, a Delaware limited liability company (“Holdings”), to: (a) Odonate Therapeutics, Inc., a Delaware corporation (“Odonate”); and (b) Tang Capital Partners, LP, a Delaware limited partnership (“TCP”).

RECITALS:

WHEREAS, as of the Effective Date, Holdings is the record holder of a total of 3,085,687 shares of Odonate’s Common Stock, par value $0.01 per share (the “Common Stock”), of which: (a) 154,285 shares (the “TCP Shares”) are currently being held for the benefit of TCP; and (b) 2,931,402 shares (the “Incentive Shares”) are currently being held for the potential satisfaction of equity awards granted by Odonate Management Holdings, LLC (“Management Holdings”);

WHEREAS, Holdings wishes to grant a proxy to Odonate (with respect to voting of the Incentive Shares) and TCP (with respect to the voting of the TCP Shares), in each case in accordance with, and subject to, the terms set forth herein.

NOW, THEREFORE, in consideration of the foregoing, Holdings hereby agrees as follows:

1.          Grant of Proxies.

(a)          Holdings hereby appoints Odonate as Holdings’ attorney and proxy, solely to the extent of Holdings’ rights in the Incentive Shares, to vote the Incentive Shares on all matters submitted to Odonate’s stockholders. In voting the Incentive Shares pursuant to this proxy, Odonate shall be required to vote such shares in the same proportion as the votes cast by other holders of Odonate’s Common Stock (as determined by the inspector of elections at any given election). Except as set forth below, Holdings intends this proxy to be irrevocable and coupled with an interest.

(b)           Holdings hereby appoints TCP or its assigns as Holdings’ attorney and proxy, solely to the extent of the undersigned’s rights in the TCP Shares, to vote the TCP Shares in TCP’s sole and absolute discretion. Except as set forth below, Holdings intends this proxy to be irrevocable and coupled with an interest.

2.          Term and Termination. The proxies granted herein shall expire in whole or in part immediately and without further action on the part of Holdings, Odonate or TCP (collectively, the “Parties”) as follows: (a) with respect to that portion of the Incentive Shares or the TCP Shares that are distributed to Management Holdings or TCP, as applicable; and (b) upon written agreement of the Parties (as applicable, on a share-by-share basis, the “Expiration Date”).

3.          Miscellaneous.

(a)          Whenever possible, each provision of this Proxy will be interpreted in such manner as to be effective and valid under applicable law, provided that if any provision of this Proxy is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Proxy will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

(b)          This Proxy shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

(c)          Holdings hereby revokes any proxies previously granted and represents that none of such previously-granted proxies are irrevocable.

(d)          Notwithstanding anything contained herein to the contrary, this proxy shall automatically terminate upon the Expiration Date.

*   *   *   *   *

IN WITNESS WHEREOF, the undersigned have executed this Proxy on the date set forth above.

ODONATE HOLDINGS, LLC

By:	/s/ John G. Lemkey
	Name:	John G. Lemkey
	Title:	Chief Financial Officer

ODONATE THERAPEUTICS, INC.

By:	/s/ John G. Lemkey
	Name:	John G. Lemkey
	Title:	Chief Financial Officer

TANG CAPITAL PARTNERS, LP

By:	/s/ Kevin C. Tang
	Name:	Kevin C. Tang
	Title:	Manager
Tang Capital Management, LLC, General Partner